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                      SOUTHERN OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                 FOR THE QUARTER ENDED MARCH 31, 1998



                               CONTENTS

                                                                 Page

     Statements of Income and Retained Earnings                     1

     Balance Sheets                                                2-3

     Information Concerning Mine Operations and
       Capital Improvements                                         4

     Calculation of Cost of Capital and
       Statement of Cost of Commercial Coal Sold and Shipped        5

     Statement of Cost of Operation                                 6

     Analysis of Mining Plant in Service                            7

     Calculation of Allowed Cost of Capital -
       Effective April 1, 1998                                      8
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                      SOUTHERN OHIO COAL COMPANY
                          STATEMENT OF INCOME
                 FOR THE QUARTER ENDED MARCH 31, 1998
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $50,655

COST OF OPERATION                                           47,841

OPERATING INCOME                                             2,814

INTEREST CHARGES                                               800

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                 2,014

FEDERAL INCOME TAXES ON OPERATIONS                           1,781

NET INCOME FROM OPERATIONS                                     233

NONOPERATING INCOME                                            174

NET INCOME                                                 $   407



                    STATEMENT OF RETAINED EARNINGS
                 FOR THE QUARTER ENDED MARCH 31, 1998
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $23,335

NET INCOME                                                     407

CASH DIVIDENDS DECLARED                                        407

BALANCE AT END OF PERIOD                                   $23,335


The common stock of the Company is wholly owned by Ohio Power Company.
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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           March 31,
                                                             1998
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $389,547
  Construction Work in Progress                                 215
         Total Mining Plant                                 389,762
  Accumulated Depreciation and Amortization                 233,525

         NET MINING PLANT                                   156,237

OTHER PROPERTY AND INVESTMENTS                               63,516

CURRENT ASSETS:
  Cash and Cash Equivalents                                   4,232
  Accounts Receivable:
    General                                                   7,447
    Insurance                                                13,011
    Affiliated Companies                                      7,060
  Coal                                                        1,089
  Materials and Supplies                                     10,366
  Other                                                         290

         TOTAL CURRENT ASSETS                                43,495

REGULATORY ASSETS                                            56,481

DEFERRED CHARGES                                              3,513

           TOTAL                                           $323,242
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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                          March 31,
                                                            1998
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    9,996
  Other Paid-in Capital                                     34,693
  Retained Earnings                                         23,335

         TOTAL SHAREHOLDER'S EQUITY                         68,029

LONG-TERM DEBT:
  Notes Payable                                             30,000
  Finance Obligations                                       32,407

         TOTAL LONG-TERM DEBT                               62,407

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          33,006
  Operating Reserves                                        68,381

         TOTAL OTHER NONCURRENT LIABILITIES                101,387

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        25,357
  Accounts Payable:
    General                                                  4,718
    Affiliated Companies                                     1,463
  Taxes Accrued                                              4,929
  Interest Accrued                                             463
  Accrued Vacation Pay                                       3,054
  Workers' Compensation Claims                               4,967
  Accrued Rent                                               3,559
  Obligations Under Capital Leases                          13,616
  Other                                                      4,982

         TOTAL CURRENT LIABILITIES                          67,108

DEFERRED INCOME TAXES                                       23,780

DEFERRED CREDITS                                               531

           TOTAL                                          $323,242
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                      SOUTHERN OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                 FOR THE QUARTER ENDED MARCH 31, 1998

     There were no significant changes with regard to the Company's operations and mining plant during the quarter.


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                      SOUTHERN OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                 FOR THE QUARTER ENDED MARCH 31, 1998
                    (in thousands, except as noted)
                                                                                                     January through
                                                                                                          March
                                                                                                           1998
  I. Calculation of Cost-of-Capital Compensation:
       A. Investment at Beginning of Period:
            Common Stock                                                                                 $      5
            Premium on Common Stock                                                                         9,996
            Other Paid-in Capital (excluding item D and item G)                                            34,693
                                                                                                           44,694
       B. Rate of Return Allowable per HCAR Nos. 26573,
            10.29% per annum, 2.5725% per quarter                                                         .025725

       C. Earnings Allowable: (re investment in item A)
            1. Current Quarter                                                                           $  1,150
            2. Year-to-Date                                                                              $  1,150

       D. Net Income per Statement of Income (a)                                                         $    407
            Add: Interest Charges                                                                             800
            Less: Nonoperating Income                                                                         174

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $  1,033
            2. Year-to-Date                                                                              $  1,033

 II. Coal Billing Calculation - Meigs Division:
       A. Total Operating Expenses (b)                                                                   $ 49,622

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                              1,033

       C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                                   50,655
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    2,391
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 48,264

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                              1,317,079

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $36.64

(a)  The Company  sold  its  Martinka  mining  division and  most of the  Martinka  related  coal reserves  to an unaffiliated company.  No return on equity investment associated with these operations has been billed since the division ceased mining coal  effective July 1, 1992.  All results associated  with the Martinka division since  then  are billed  to the Parent  Company, Ohio Power  Company, eliminating any earnings effect to the
     Company.
(b)  As represented by "Cost of  Operation" plus "Federal  Income Taxes On  Operations" reported in  Statement of
     Income.
/TABLE
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                      SOUTHERN OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                 FOR THE QUARTER ENDED MARCH 31, 1998


                                                       (in thousands)

Direct Labor-UMW*                                         $  2,411
Indirect Labor-UMW*                                          7,028
Benefits-UMW*                                                6,607
Salaries and Benefits-Nonunion                               4,980
Operating Supplies                                           3,563
Repair Parts and Materials                                   8,219
Electricity and Other Utilities                              1,930
Outside Services-Maintenance, Haulage and Reclamation        3,282
Taxes Other Than Federal Income Taxes**                      2,161
Rental of Equipment                                          7,125
Depreciation, Depletion and Amortization                     5,150
Mining Cost Normalization***                               (12,264)
Reclamation                                                  1,737
Other Production Costs                                       5,478

Subtotal                                                    47,407

Transfers of Production Costs (to)/from Coal Inventory         434

          Total                                           $ 47,841

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                      SOUTHERN OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                              March 31, 1998
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                       $  7,412   $   -      $  7,412

Mining Structures and Equipment      245,006    158,425     86,581

Coal Interests (net of depletion)      2,980       -         2,980

Mine Development Costs               134,149     75,100     59,049

    Total Mining Plant in Service   $389,547   $233,525   $156,022
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         OHIO POWER COMPANY'S (OPCo's) ACTIVE COAL MINES
      CENTRAL OHIO COAL COMPANY; SOUTHERN OHIO COAL - MEIGS;
                     AND WINDSOR COAL COMPANY
      ALLOWED AFTER-TAX COMPOSITE COST-OF-CAPITAL IS 10.51%
                         EFFECTIVE 4-1-98


THE 10.51% IS OPCo's WEIGHTED AVERAGE COST-OF-CAPITAL AND WAS
CALCULATED AS FOLLOWS:


             CAPITALIZATION                          AFTER-TAX
               @12/31/97    PERCENT   EFFECTIVE      WEIGHTED
COMPONENT         (000)     OF TOTAL     COST      RATE OF RETURN


Long-term Debt $  960,665(a)  41.05%     7.45%(c)       3.06%

Preferred Stock    29,392      1.26%     5.00%(c)       0.06%

Common Stock    1,350,011(b)  57.69%    12.81%(d)       7.39%

Total          $2,340,068    100.00%                   10.51%*


Authorization: HCAR 35-26573 dated 9-13-96
(SEC File No. 70-8611).



(a) Includes long-term debt due in one year and is net of unamortized debt premium and discount, unamortized debt expense and unamortized loss on reacquired debt.

(b) Common equity includes premium on preferred stock and excludes undistributed subsidiary earnings.

(c)   Embedded cost at 12/31/97.

(d) No more than the rate allowed by the PUCO in a retail rate proceeding involving OPCo and settled in 1995.


 * Rate will be applied for billing purposes to the twelve months period commencing April 1, 1998.